UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

First Keystone Financial Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
320655103 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 4, 2009 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 320655103

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,449

	8.	Shared Voting Power

	9.	Sole Dispositive Power 22,449

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,449

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.92%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 320655103

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 17,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.72%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 320655103

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,404

	8.	Shared Voting Power

	9.	Sole Dispositive Power 16,404

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,404

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.67%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 320655103

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,650

	8.	Shared Voting Power

	9.	Sole Dispositive Power 27,650

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.14%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 320655103

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,400

	8.	Shared Voting Power

	9.	Sole Dispositive Power 15,400

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,400

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.63%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 320655103

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 99,403

	8.	Shared Voting Power

	9.	Sole Dispositive Power 99,403

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,403

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4.09%

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on May 18, 2009, on behalf of Seidman and Associates, LLC ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), Broad Park Investors, LLC ("Broad Park"), LSBK06-08, LLC ("LSBK"), and Lawrence Seidman individually ("Seidman"), collectively the "Reporting Persons" with respect to the Reporting Persons' beneficial ownership of shares of Common Stock ("the Shares") of First Keystone Financial Inc., a Pennsylvania  corporation, ("the Issuer") is hereby amended as set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are definied in the Schedule 13D shall have their respective menaings set forth in the Schedule 13D.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on November 11, 2009, the Reporting Persons owned beneficially an aggregate of 99,403 shares of Common Stock, which constituted approximately 4.09% of the 2,432,998 shares of Common Stock outstanding as of November 4, 2009, as disclosed in the Issuer's Form 8-K for the period ended November 3, 2009.  The Reporting Persons own less than 5% of the outstanding common stock of the Company and therefore are not required to file any additional Schedule 13D amendments.

There have not been any transactions, other than previously reported transactions or transactions listed in Schedule A attached hereto, in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reprting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock .

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, LP

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

Schedule A

Entity	Date Purch	Cost per Share	Cost (-Sale)	Shares
SAL	11/4/2009	11.9473	-29,282.74	-2,451
SAL	11/5/2009	11.9447	-59,723.50	-5,000
Total			-89,006.24	-7,451

SIP	11/4/2009	11.8850	-144,996.43	-12,200
Total			-144,996.43	-12,200

SIPII	11/4/2009	11.8851	-158,071.68	-13,300
Total			-158,071.68	-13,300

LSBK	11/4/2009	11.9473	-29,270.79	-2,450
LSBK	11/5/2009	11.9447	-59,723.50	-5,000
LSBK	11/6/2009	11.8849	-16,044.58	-1,350
LSBK	11/9/2009	11.8797	-2,375.93	-200
LSBK	11/11/2009	11.8395	-23,678.98	-2,000
Total			-131,093.78	-11,000

Broad Park	11/11/2009	11.8362	-17,754.24	-1,500
Total			-17,754.24	-1,500